UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-14287
USEC Savings Program
(Full title of the plan)
USEC Inc.
2 Democracy Center
6903 Rockledge Drive
Bethesda, MD 20817
(301) 564-3200
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

USEC Savings Program
Financial Statements and Supplemental Schedule
As of December 31, 2007 and 2006
Together with Report of Independent Registered Public Accounting Firm

USEC Savings Program
Table of contents

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Schedule of Assets (Held at End of Year)	10
Signature	12
Exhibit Index	13

Schedules omitted because there were no such items:
For the year ended December 31, 2007:
Reportable transactions
Nonexempt transactions
Leases in default or classified as uncollectible
Loans or fixed-income obligations in default

Report of Independent Registered Public Accounting Firm
To the Benefit Plan Administrative Committee, the Benefit Plan Investment Committee and Participants of the USEC Savings Program:
We have audited the accompanying statements of net assets available for benefits of the USEC Savings Program (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. GAAP.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Baltimore, Maryland
June 23, 2008

USEC Savings Program
Statements of Net Assets Available for Benefits
In thousands

	December 31,
	2007	2006
Assets:
Investments at fair value	$303,308	$281,942
Participant loans receivable	4,882	4,948

Net assets available for benefits at fair value	308,190	286,890
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	854	1,329

Net assets available for benefits	$309,044	$288,219

The accompanying notes are an integral part of these financial statements.

USEC Savings Program
Statements of Changes in Net Assets Available for Benefits
In thousands

	Years Ended
	December 31,
	2007	2006
Changes in net assets:
Interest and dividends	$18,026	$14,885
Net appreciation in value of investments	1,277	11,139
Contributions:
Participants	17,794	15,622
USEC	6,310	5,751
Distributions to participants	(22,557)	(22,517)
Administrative expenses	(25)	(21)

Net increase	20,825	24,859
Net assets available for benefits, beginning of year	288,219	263,360

Net assets available for benefits, end of year	$309,044	$288,219

The accompanying notes are an integral part of these financial statements.

USEC Savings Program
Notes to Financial Statements
1. Plan description:
The following description of the USEC Savings Program (the Plan) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by USEC Inc. through a plan administrator. USEC Inc. and its wholly owned subsidiary, United States Enrichment Corporation (together USEC), are participating employers. The USEC Benefit Plan Administrative and Investment Committees monitor and oversee administration of the Plan. Fidelity Management Trust Company (the Trustee or FMTC) acts as Trustee and recordkeeper.
Eligibility
An eligible employee is an employee that is paid, employed and reported on the payroll and personnel records of USEC as an employee. An eligible employee may participate in the Plan after one hour of service.
Contributions
Participants may contribute between 1 percent and 50 percent of eligible compensation in .5 percent increments up to the maximum annual amount allowed under the Internal Revenue Code. Participants may elect either before-tax contributions, after-tax contributions or a combination of both. After September 1, 2008, new employees will be automatically enrolled in the Plan at a default contribution level unless they make an affirmative election to make contributions at a specified percentage (including zero). For each payroll period, USEC provides a 100 percent matching contribution for the first 3 percent of each participant’s eligible earnings and a 50 percent matching contribution for the next 2 percent. For certain employees not covered by a company pension plan, USEC provides a 200 percent matching contribution for the first 2 percent of the participant’s eligible earnings, plus a 100 percent matching contribution for the next 2 percent and a 50 percent matching contribution for the next 2 percent. The Plan accepts rollover contributions from other qualified plans.
Participant accounts and loans
Each participant’s account is credited with the participant’s and employer’s matching contributions, and the respective investment earnings (losses) of the individual funds. Participants may borrow from the Plan in any amount of at least $1,000 but less than 50 percent of the participant’s vested account balance. A participant cannot borrow more than $50,000. Loan terms originated under the Plan are for a period not to exceed five years, except for loans taken for the purchase of a primary residence (home loans), which may have terms up to 15 years. Loans are secured by the balance in the participant’s account and bear a rate of interest at the prime lending rate plus one percentage point, subject to usury limits, at the date of loan origination with no refinancing option. Principal and interest on the loans are repaid in substantially level installments. Prepayment in full is allowed at any time. As of December 31, 2007, interest rates on outstanding loans ranged from 5.0 percent to 10.5 percent.
Administrative Expenses
Certain expenses of maintaining the Plan are paid by USEC.

Vesting
Participants are immediately vested in their contributions and associated earnings (losses). Plan vesting in the participating employer’s matching contributions and associated earnings (losses) is based on years of credited service to USEC, as follows:

Years of credited service	Percentage
Less than 2	0 percent
2	50 percent
3	100 percent
Forfeitures
Forfeitures are employer contributions retained by the Plan when a participant separates from USEC prior to vesting and are used to reduce current or future employer matching contributions. Participant departures prior to vesting resulted in forfeitures of $16,096 in 2007 and $55,215 in 2006. In 2007 and 2006 employer contributions were reduced by $72,000 and $80,000, respectively, from forfeitures of non-vested accounts. At December 31, 2007 and 2006, forfeitures available to reduce future contributions were $18,240 and $72,624, respectively.
Investment options
Participants direct FMTC to invest their contributions, the participating employer’s matching contributions and associated earnings (losses) among various investment options. At December 31, 2007, investment options consist of 20 mutual funds, the USEC Stock Fund and a managed fund of short-term bonds and other fixed income securities (the USEC Stable Value Fund). Participant contributions to the USEC Stock Fund are limited to 20 percent of their total contributions and participants are restricted from making additional contributions into the USEC Stock Fund if the balance in their USEC Stock Fund account exceeds 20 percent of their total account value.
Participants may, subject to the USEC Stock Fund restriction, make changes and exchanges among the investment options at any time by contacting FMTC directly.
Distributions
Upon termination of service at a time when a participant is eligible for an immediate pension under a USEC defined benefit plan or for total and permanent disability benefits under a USEC long-term disability plan, a participant may elect to receive (a) a lump sum amount equal to the value of the participant’s vested interest in his or her account, (b) monthly installments over a fixed number of years or over life expectancy or (c) a series of partial payments. If a participant dies before the entire vested portion of the account is distributed, the remaining vested portion of the account is payable to a beneficiary. Upon termination of service (other than by death) before a participant is eligible for an immediate pension under a USEC defined benefit plan or for total and permanent disability benefits under a USEC long-term disability plan or if the participant is not covered by a company pension plan, upon request, the vested portion of a participant’s account may be paid as a lump sum. The amount of any payment from a participant’s account is reduced to satisfy income tax withholding requirements, unless the balance is rolled over to a qualifying plan or other tax-exempt option.
Participants may make hardship withdrawals from their contributions under certain circumstances allowed by the Plan.

Plan termination
Although USEC has not expressed any intent to do so, USEC has the right to discontinue its contributions at any time and to terminate the Plan, subject to applicable law. In the event of Plan termination, participants will become 100 percent vested in participating employer matching contributions and associated earnings (losses).
2. Summary of significant accounting policies:
Basis of accounting
The financial statements of the Plan are prepared based on the accrual method of accounting. Distributions to participants are recorded on the cash basis.
Investment contracts held by a defined contribution plan are required to be reported at fair value, in accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). However, contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, since the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.
Investment valuation and income recognition
The Plan’s investments are stated at fair value. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Fair value is generally based on quoted closing market prices. Underlying assets of the USEC Stable Value Fund are valued at most recent bid prices (sales prices if the principal market for the security is an exchange) if quotations are readily available. Alternative good faith valuation techniques are employed where market information is not available from public markets or pricing services. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and duration of the underlying portfolio of securities.
Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Gains or losses on the fixed income securities in the USEC Stable Value Fund are recognized over time by adjusting the interest rate credited to the portfolio. The Statements of Changes in Net Assets Available for Benefits reports the net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments, except that the net appreciation or depreciation in the Stable Value Fund is reported on a contract value basis.
Further details regarding the USEC Stable Value Fund are provided in Note 3.

New Accounting Standard
The Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements,” which clarifies the definition of fair value, establishes a framework for measuring fair value when required or permitted under other accounting pronouncements, and expands the disclosures on fair value measurements. The new standard is effective for the Plan beginning in the fiscal year ending December 31, 2008 and the impact is currently being evaluated.
3. USEC Stable Value Fund
The USEC Stable Value Fund invests in Managed Income Portfolio II (MIP II), a commingled pool of the Fidelity Group Trust for Employee Benefit Plans, which is managed by FMTC.
MIP II seeks to preserve the principal value of investment while earning interest income. The portfolio strives to maintain a stable $1 unit price. However, the portfolio cannot guarantee this stable unit price, and its yield will fluctuate. Units of MIP II are not guaranteed by FMTC, the plan sponsor, or insured by the Federal Deposit Insurance Corporation.
The portfolio invests in investment contracts issued by insurance companies and other financial institutions, in fixed income securities as further described below, and in money market funds to provide daily liquidity. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the portfolio under fully benefit-responsive “wrap” contracts which enable participants to ordinarily direct the withdrawal or transfer of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2007 and 2006 was $112,618,000 and $110,839,000, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the wrap contracts. However, withdrawals prompted by an employer-initiated event (layoff, etc.) may be paid at market value, which may be less than book value. The Plan Administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact with participants at contract value is probable.
The wrap contracts which are part of MIP II require FMTC to comply with provisions of the contract to avoid termination of the wrap agreement prior to its scheduled maturity date. FMTC indicates such provisions may include maximum duration limits, minimum credit standards, and diversification requirements.
Interest rates for MIP II were:

	2007	2006
Average yield based on earnings	4.56%	4.21%
Crediting rate at December 31	4.64%	4.37%

4. Investments:
The following table presents investments at December 31, 2007 and 2006 that represent 5 percent or more of the Plan’s net assets (in thousands):

	2007	2006
USEC Stable Value Fund, at fair value	$112,618	$110,839
American Funds — The Growth Fund of America, 898,450 and 917,590 shares, respectively	30,547	30,152
Fidelity Dividend Growth Fund, 619,711 and 572,860 shares, respectively	18,220	18,148
American Funds — New Perspective Fund, 480,513 shares in 2007 and below 5% in 2006	16,313	—
Fidelity Diversified International Fund, 445,645 shares in 2007 and below 5% in 2006	17,781	—
Weitz Partners Value Fund, below 5% in 2007 and 656,334 shares in 2006	—	16,034

Total individual investments that represent 5 percent or more of the Plan’s net assets	195,479	175,173
Other investments	107,829	106,769

Total investments, at fair value	$303,308	$281,942

Components of the net appreciation in value of investments for the years ended December 31, 2007 and 2006 are as follows (in thousands):

	2007	2006
Registered investment companies	$1,650	$10,974
USEC Inc. common stock	(373)	165

Net appreciation	$1,277	$11,139

5. Tax status:
The Plan has received a determination letter, dated March 19, 2008, from the Internal Revenue Service that the Plan is qualified to be exempt from federal income taxes under certain provisions of the Internal Revenue Code. Pursuant to such provisions, participants are not subject to federal income taxes on their contributions to the Plan, on participating employer contributions to the Plan, or on income accruing to their accounts, until such time as they receive distributions from the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
6. Related party transactions:
Certain Plan investments are shares of mutual funds managed by FMTC. FMTC is the Trustee as defined by the Plan, and these transactions qualify as party-in-interest transactions.
Certain expenses of the Plan are paid by USEC to Fidelity, except participant loan costs and fund investment management expenses that are paid by the participant, and amounted to $4,575 in 2007 and $4,500 in 2006.

USEC as a participating employer is a related party. Related party values as of and for the years ended December 31, 2007 and 2006 are as follows (in thousands):

	2007	2006
Shares of USEC Inc. common stock held by the Plan	175	91
Fair value of USEC Inc. common stock held by the Plan	$1,579	$1,155
Purchases of USEC Inc. common stock by the Plan	$1,963	$1,118
Sales of USEC Inc. common stock by the Plan	$1,165	$1,891
7. Risks and Uncertainties
The plan provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

USEC Savings Program, Plan Number 001
Schedule of Assets (Held at End of Year)
As of December 31, 2007
(In Thousands)
ERISA Form 5500 Schedule H, line 4(i)

Issuer	Description of asset	Current value

USEC Stable Value Fund *	Commingled Pool of the Fidelity Group Trust	$112,618
	for Employee Benefit Plans — at fair value

Morgan Stanley	Growth-Oriented Stock Mutual Fund	7,847
Institutional Fund Trust: Midcap Growth Portfolio — Class I Shares

Weitz Partners Value Fund	Value Mutual Fund	13,049

American Funds — The	Domestic Equity Mutual Fund	30,547
Growth Fund of America — Class R5

American Funds —	Domestic Equity Mutual Fund	14,683
Investment Company of America — Class R5

American Funds — New	Growth Mutual Fund that Invests Globally	16,313
Perspective Fund — Class R5

Royce Pennsylvania	Growth Mutual Fund	7,383
Mutual Fund — Investment Class

USEC Stock Fund*	Company stock fund for USEC Inc.	1,623

Fidelity Contrafund*	Growth Mutual Fund	13,997

Fidelity Growth Company Fund*	Growth Mutual Fund	6,972

Fidelity Diversified	Growth Mutual Fund that Invests Internationally	17,781
International Fund*

Fidelity Dividend Growth Fund*	Growth Mutual Fund	18,220

Fidelity Freedom Income Fund*	Asset Allocation Mutual Fund	412

Fidelity Freedom 2000 Fund*	Asset Allocation Mutual Fund	596

Fidelity Freedom 2010 Fund*	Asset Allocation Mutual Fund	5,807

Fidelity Freedom 2020 Fund*	Asset Allocation Mutual Fund	7,070

Fidelity Freedom 2030 Fund*	Asset Allocation Mutual Fund	1,960

USEC Savings Program, Plan Number 001
Schedule of Assets (Held at End of Year)
As of December 31, 2007
(In Thousands)
ERISA Form 5500 Schedule H, line 4(i)

Issuer	Description of asset	Current value

Fidelity Freedom 2040 Fund*	Asset Allocation Mutual Fund	999

Spartan Extended Market Index Fund — Investor Class*	Index Mutual Fund	1,638

Spartan US Equity Index Fund — Investor Class*	Index Mutual Fund	12,074

Fidelity US Bond Index Fund*	Income Mutual Fund	8,894

Goldman Sachs — MidCap Value Fund Institutional Class	Value Mutual Fund	2,825

Participant Loans*	Participant notes at interest rates ranging from 5.0% to 10.5% maturing between 1/2008 and 10/2022	4,882

Total Current Value		$308,190

*	Party-in-interest

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

USEC Savings Program
June 24, 2008	By	/s/ W. Lance Wright
W. Lance Wright
USEC Inc. Chairman Employee Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit
Number	Description

23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.